Exhibit A

Ceragon Sets the Record Straight on Engagement
with Aviat Networks

Remains Open to a Deal that Would Deliver Full, Fair and Certain Value to
ALL Ceragon’s Shareholders

Sends Letter to Aviat Board Responding to Aviat’s Misleading
Communications

Rosh Ha’ain, Israel, 25 July 2022 – Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Company”, “Ceragon”, “we”, “us”, or “our”) today sent a letter to the Board of Directors of Aviat Networks, Inc. (NASDAQ: AVNW) in response to Aviat’s recent misleading claims about its indication of interest to acquire Ceragon.

Ceragon’s Board remains unanimous in its view that Aviat’s indicative deal terms, including the $2.80 per share indicative price, are unacceptable and significantly undervalues the Company. If Aviat is successful in its hostile attack and will take control over Ceragon’s Board, it alone will enjoy the upside, depriving all other Ceragon shareholders of the chance to obtain the significant value the Ceragon Board expects the Company’s shareholders to achieve.

The Ceragon Board has always been willing to consider a potential combination with Aviat, but only if such combination delivers full, fair and certain value to all Ceragon’s shareholders.

Ceragon urges its shareholders to protect their investment by voting the WHITE proxy card “AGAINST” Aviat’s attempt to take control of the Board.

The full text of the letter follows:

July 25, 2022
Board of Directors of Aviat Networks, Inc.,

On June 22, 2022, members of our Board and management team met with members of Aviat’s board and its senior management in Israel to discuss the terms of an acquisition of Ceragon.  Our management team and Board believed that both parties respectfully communicated their positions. Specifically, the Aviat management team committed to send Ceragon a diligence request list outlining its key diligence needs. Coming out of this meeting, our management team and Board members in attendance believed we were continuing negotiations in good faith, and advised our entire Board accordingly.

Six days later, rather than continuing good-faith discussions, as we expected, and without warning, Aviat announced a hostile offer to acquire Ceragon and take control of the Ceragon Board. It is now clear that Aviat’s disingenuous positioning at the June meeting was merely a ruse for Aviat’s low-ball, highly conditional bid.

We were disappointed to learn that our attempt to hold good faith negotiations with you was not reciprocated.  Aviat recently disclosed that it had been acquiring shares in stealth since April – Aviat’s effort to launch a hostile campaign against us was underway well before our June meeting.  Aviat’s goal appears to be to put its hand-selected, inexperienced Board nominees in charge of its principal competitor (when Ceragon is taking market share from Aviat) and to force an acquisition of Ceragon at a deeply depressed price – thus depriving Ceragon shareholders of full, fair and certain value – and only benefitting Aviat shareholders.

In Aviat’s last letter to Ceragon’s shareholders, it cited research analysts discussing the upside of a combination of our companies. As further indication of your lack of forthrightness, you failed to mention to our shareholders that your purported proposal was designed to provide almost all of this benefit to Aviat shareholders – and you also failed to mention Ceragon’s analyst price targets, which are well above your purported proposal.

Given the weakness of your purported offer and your disingenuous behavior, as opposed to our willingness to conduct good faith discussions, it is clear that electing your hand-picked Board nominees and putting them in charge of deal negotiations for Ceragon is not in the interest of Ceragon shareholders.

Ceragon has never opposed a fairly valued, fully financed transaction with Aviat or anyone else.  As we have previously noted to your management team and publicly, Ceragon will consider all opportunities to enhance shareholder value, including a potential combination with Aviat, that deliver full, fair and certain value to Ceragon's shareholders.

However, the value you indicated is well below the value of the Company. Our largest shareholder, JDS Capital, many other shareholders that we have spoken with, independent research analysts and the financial analysis from our independent financial advisor, all agree that Ceragon’s value is much higher than the value you have purported to offer.

As we have said, in light of Aviat’s financial condition and current market conditions, we continue to have serious concerns regarding your ability to deliver firmly committed financing, especially in a market where many leveraged transactions have been put on hold due to lack of financing. You have not provided any evidence that we can rely upon to demonstrate that you are capable of acquiring Ceragon and financing such a transaction in the current market environment; your evidence of financing did not include a firm dollar amount, which was not highly conditional and subject to market conditions, nor did it include sources and uses demonstrating how you would finance an acquisition of Ceragon.

Absent a significantly improved value and deal certainty, we can only continue to believe that Aviat is principally interested in publicly disparaging Ceragon and disrupting and damaging our business, and that your ultimate goal is to take control of our Board in order to damage a competitor or to avoid a good faith negotiation for a fair transaction.

Best regards,

The Ceragon Board

Evercore is serving as financial advisor and Shibolet and Latham & Watkins LLP are serving as legal advisors to Ceragon.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

ADDITIONAL INFORMATION

Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.

Ceragon Investor & Media Contact:

Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com